UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Index Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

16954W101**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16954W101	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON General Atlantic, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16954W101	SCHEDULE 13D	Page 12 of 16

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16954W101	SCHEDULE 13D	Page 13 of 16

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on November 30, 2020, as amended by Amendment No. 1 dated October 13, 2022, Amendment No. 2 dated November 25, 2022 and Amendment No. 3 dated December 23, 2022 and relates to the Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”), of China Index Holdings Limited (the “Company”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street; Fengtai District, Beijing 100070, The People’s Republic of China. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “CIH.” The Reporting Persons (as defined below) directly owned only ADSs and did not directly own any Class A Ordinary Shares.

This Amendment No. 4 is being filed in connection with the completion on April 17, 2023 (the “Closing Date”) of the previously announced merger (the “Merger”) contemplated by the agreement and plan of merger, dated December 22, 2022 (the “Merger Agreement”), by and among the Company, CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”).

On the Closing Date, Merger Sub merged with and into the Company through a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Act, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent and the Reporting Persons no longer beneficially own any ADSs or Class A Ordinary Shares.

The Statement and all amendments thereto, including with respect to Items 4, 5 and 6, are hereby amended by the foregoing.

CUSIP No. 16954W101	SCHEDULE 13D	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 15 of 16

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) L.P., its General Partner

By:	GAP (Bermuda) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 16954W101	SCHEDULE 13D	Page 16 of 16

GAP COINVESTMENTS V, LLC

By:	General Atlantic, L.P., its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic, L.P., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee
(as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London, W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704 – 5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Ong Yu Huat	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	Singapore	Director of General Atlantic Singapore Fund Management Pte. Ltd.
Izkandar Bloy	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 018981, Singapore	Malaysia	Director of General Atlantic Singapore Fund Management Pte. Ltd.

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship	Principal Occupation or Employment
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States	Managing Director of GA LLC